
WOODSIDE
AUSTRALIAN ENERGY


03050853

29 April 2003


SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH. D.C. 207 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-269-P (Guilford-1), lodged with the Australian Stock Exchange on 29 April 2003;
- Stock Exchange Release in relation to WA-10-R (Egret-3), lodged with the Australian Stock Exchange on 29 April 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.


PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

dlw 5/29

29 April 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-269-P
Guilford-1

Woodside Petroleum Ltd, reports that the Guilford-1 exploration well, located in permit WA-269-P, is currently acquiring wire-line logs.

Since the last report, $8^1/_2$ inch hole has been drilled to total depth. Preliminary interpretation of the wire-line data indicates that a gross gas column of 25 metres has been intersected.

Woodside mapping indicates that the Guilford structure is independent of other gas accumulations in the region.

Joint venture participants in WA-269-P are Woodside Energy Ltd. (80%) and Japan Australia LNG (MIMI) Pty. Ltd. (20%).

ANTHONY NIARDONE
Assistant Company Secretary

29 April 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-10-R
Egret-3

Woodside Petroleum Ltd., Operator of the WA-10-R Joint Venture, located in the Carnarvon Basin, offshore Western Australia, reports that on 28 April 2003 the Egret-3 exploration and appraisal well was at a depth of 3,679 metres.

Since the last report, drilling continued in the $12^1/_4$ inch hole from 3,348 metres to 3,555 metres before conducting a wireline pressure and sampling program across the hydrocarbon-bearing interval at the top of the Angel Formation, the results of which are currently being evaluated.

Drilling then continued in the $12^1/_4$ inch hole from 3,555 metres to 3,679 metres. The current operation is preparing to run $9^5/_8$ inch casing before drilling ahead to test the deeper exploration objective of the well.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-10-R is 16.67%. Other participants in WA-10-R are BHP Billiton Petroleum (North West Shelf) Pty Ltd. (16.67%), BP Developments Australia Ltd. (16.67%), ChevronTexaco Australia Pty Ltd. (16.67%), Japan Australia LNG (MIMI) Pty Ltd. (16.67%) and Shell Development (Australia) Pty Ltd. (16.67%).

Three of the six permit holders - Woodside, BHP Billiton Petroleum (North West Shelf) Pty Ltd. and Japan Australia LNG (MIMI) Pty Ltd - are equal sole risk participants in testing the deeper exploration objective of the well.

ANTHONY NIARDONE
Assistant Company Secretary